SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: June 22, 2010

List of materials

Documents attached hereto:

i) Extraordinary Report for Sony Corporation.

Extraordinary Report
June 22, 2010

(TRANSLATION)

Sony Corporation

Note for readers of this English translation
On June 22, 2010, Sony Corporation (the “Corporation”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) (the “Report”) with the Director-General of the Kanto Financial Bureau in Japan in connection with the Corporation’s shareholders’ voting results for proposals acted upon at the 93rd Ordinary General Meeting of Shareholders held on June 18, 2010 pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety.

1.	Reason for submitting the Extraordinary Report

Given that resolutions were made for the PROPOSALS TO BE ACTED UPON at the 93rd Ordinary General Meeting of Shareholders held on June 18, 2010 (the “Meeting”), Sony Corporation (the “Corporation”) submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraphs 1 and 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matters reported

(1) Date when the Meeting was held:         June 18, 2010

(2) Proposals acted upon

  Proposal 1:    To elect 14 Directors.

Sir Howard Stringer, Ryoji Chubachi, Yotaro Kobayashi, Yoshiaki Yamauchi, Sir Peter Bonfield, Fujio Cho, Ryuji Yasuda, Yukako Uchinaga, Mitsuaki Yahagi, Tsun-Yan Hsieh, Roland A. Hernandez, Kanemitsu Anraku, Yorihiko Kojima and Osamu Nagayama were elected as directors of the Corporation.

  Proposal 2:    To issue Stock Acquisition Rights for the purpose of granting stock options.

(3)	Number of voting rights concerning the indication of “for,” “against” or “abstain” for each proposal; Requirements for approving the proposals; Results of resolutions

1) Total number of voting rights

Number of shareholders with voting rights	641,209
Number of voting rights	10,008,566

2) The number of shareholders who have exercised their voting rights

Number of shareholders who have exercised their voting rights	163,729
(Number of shareholders present at the Meeting	7,827)

Number of voting rights exercised	6,635,200
(Number of voting rights of the shareholders present at the Meeting	192,645)

(Voting right)

Proposal	For	Against	Abstention	Ratio of favorable votes	Results
Proposal 1
Sir Howard Stringer	6,350,670	88,272	1,532	96%	Approved
Ryoji Chubachi	6,391,297	47,646	1,532	96%	Approved
Yotaro Kobayashi	6,392,276	46,669	1,532	96%	Approved
Yoshiaki Yamauchi	6,321,183	117,761	1,532	95%	Approved
Sir Peter Bonfield	6,147,288	290,344	2,845	93%	Approved
Fujio Cho	6,392,558	46,387	1,532	96%	Approved
Ryuji Yasuda	6,293,554	145,389	1,532	95%	Approved
Yukako Uchinaga	6,338,562	100,383	1,532	96%	Approved
Mitsuaki Yahagi	6,152,657	286,287	1,532	93%	Approved
Tsun-Yan Hsieh	6,392,855	46,090	1,532	96%	Approved
Roland A. Hernandez	6,388,158	50,783	1,532	96%	Approved
Kanemitsu Anraku	6,382,223	56,723	1,532	96%	Approved
Yorihiko Kojima	6,420,677	18,268	1,532	97%	Approved
Osamu Nagayama	6,420,680	18,265	1,532	97%	Approved
Proposal 2	5,097,425	1,325,707	9,888	77%	Approved

Notes:
1.	Requirements for the approval of each proposal are as follows.

1)
The resolution for Proposal 1 shall be adopted by a simple majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.

2)
The resolution for Proposal 2 shall be adopted by a two-thirds (2/3) majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.

2.	The “Ratio of favorable votes” was calculated by adding the number of voting rights held by the present and voting shareholders at the Meeting as the denominator.

(4)	Reason why a portion of the voting rights held by the shareholders present at the Meeting was not added to the number of voting rights

Because the required majority approval for each proposal was met by the votes exercised prior to the Meeting, the number of voting rights concerning the indication of “for,” “against” or “abstain” as to each proposal of the shareholders present at the Meeting was not tallied.